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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-21353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Keeley Investment Corp**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. LaSalle Street, Suite 1201
(No. and Street)

Chicago (City) **IL** (State) **60605** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John L. Keeley Jr. **312-786-5000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John L. Keeley Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keeley Investment Corp., as of December 31, 20 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

OFFICIAL SEAL
ROBERT KURINSKY
Notary Public - State of Illinois
My Commission Expires Jan 22, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors and Stockholder
Keeley Investment Corp.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Keeley Investment Corp. (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Keeley Investment Corp. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2012

Keeley Investment Corp.

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	162,668
Receivables from clearing broker-dealer		4,173,186
Distribution and shareholder services expense reimbursement receivable		339,729
Underwriting income receivable		22,156
Deposit with clearing broker		5,000
Other assets		387,383
Total assets	$	5,090,122
Liabilities and Stockholder's Equity		
Liabilities		
Distribution and shareholder services expense payable	$	992,700
Employee compensation and benefits payable		642,967
Accounts payable, accrued expenses and other liabilities		390,873
		2,026,540
Commitments, contingencies and guarantees (Notes 6, 7 and 9)		
Stockholder's Equity		
Common stock, no par value; $10 stated value; authorized 100,000 shares; issued and outstanding 25,000 shares		2,500
Additional paid-in capital		40,675
Retained earnings		3,020,407
		3,063,582
Total liabilities and stockholder's equity	$	5,090,122

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Organization and nature of business: Keeley Investment Corp. (the Company) is a wholly-owned subsidiary of Keeley Holdings, Inc. (KHI), and KHI is a wholly-owned subsidiary of Joley Corp. (the Parent Company). The Parent Company is the parent of the Company, Keeley Asset Management Corp. (KAMCO), an investment adviser registered with the Securities and Exchange Commission (SEC), and KHI. The Parent Company thus controls the Company, KAMCO and KHI.

The Company is a registered broker-dealer with the SEC and a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the National Futures Association. The Company introduces its customers to a clearing broker on a fully disclosed basis. The Company may also engage in principal sales and trading of equity securities. The Company may enter into transactions in derivative financial instruments, including futures and options, in order to facilitate its trading activities.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less at the time of purchase. The Company considers money market funds to be classified as cash equivalents, as defined.

Revenue recognition: Commission income and related expenses from customer transactions are recorded on a trade-date basis. Distribution and underwriting income arise from securities offerings in which the Company acts as an underwriter or agent and are recorded on the accrual basis.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company has elected to be treated as a qualified subchapter "S" subsidiary under the Internal Revenue Code. Stockholders of a parent company of a subchapter "S" subsidiary are required to include their proportionate share of each subsidiary's income in their individual federal and state income tax returns. The Company is required to pay an Illinois Replacement Tax of 1.5 percent of taxable income. As the ultimate payment of the Illinois Replacement Tax is remitted by the Parent Company, the Company records an inter-company payable to remit its share of Illinois Replacement Tax to KHI, which will in turn remit payment to the Parent Company. The accrued replacement tax for the year ended December 31, 2011, totaled $171,000, which is included in accounts payable, accrued expenses and other liabilities in the accompanying statement of financial condition.

The related expense of $171,000 for the year ended December 31, 2011, is included in other expenses in the accompanying statement of operations.

The Company follows the provisions of the Income Taxes topic of the FASB Codification. The Company is not subject to examination by U.S. federal or state taxing authorities for tax years before 2008. As of December 31, 2011, the Company has no material uncertain income tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

Note 2. Receivables from Clearing Broker-Dealer

Receivables from clearing broker-dealer consist of $3,316,032 of money market funds and $857,154 of commissions owed to the Company for execution services at December 31, 2011.

Note 3. Transactions with Related Parties

The Company provides office space, clerical support and other administrative services to KAMCO under the terms of an agreement for a negotiated amount. The Company received $6,340,905 from KAMCO for the year ended December 31, 2011. This amount is included as a reduction to the Company's expenses in the statement of operations.

The Company is the distributor of a family of affiliated mutual funds, the Keeley Funds, Inc. (the Funds). The Company received $479,159 from the Funds pursuant to an approved Rule 12b-1 distribution plan for the year ended December 31, 2011, which is included in distribution and underwriting income in the statement of operations. In addition, the Company receives 0.50 percent of all sales made with a front-end sales charge. For the year ended December 31, 2011, the Company received $187,149 related to this portion of sales charges, which is similarly included in distribution and underwriting income in the statement of operations.

The Company also provides brokerage services to the Funds. The Company received $4,530,119 in brokerage commissions from the Funds for the year ended December 31, 2011, which is included in commissions in the statement of operations.

The Company is the shareholder servicing agent for the Funds and accordingly, receives a monthly fee at the annual rate of 0.05 percent of the Funds' average daily net assets for shareholder services. For the year ended December 31, 2011, the Company received $1,962,056 in shareholder services-related payments from the Funds, of which $185,708 is included in distribution and shareholder services expense reimbursement receivable in the statement of financial condition at December 31, 2011.

Note 4. Fair Value Measurements

The Company follows the provisions of the Fair Value Measurements and Disclosures topic of the FASB Codification. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

> Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.
>
> Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company carried $3,316,032 in money market mutual funds, which is included in receivables from clearing broker-dealer in the statement of financial condition, as of December 31, 2011. These financial instruments are considered Level 1, measured at fair value on a recurring basis based on quoted prices for identical assets in active markets. The Company did not hold any Level 2 or Level 3 assets or liabilities during the year ended December 31, 2011.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy. There were no significant transfers among Levels 1, 2, and 3 during the year.

Note 5. Bank Letter of Credit

The Company has an unsecured letter of credit of $50,000 that matures on January 31, 2013. The beneficiary of the letter is National Financial Services LLC, the Company's clearing broker-dealer.

Note 6. Commitments and Contingencies

The Company has a lease agreement for its office facility which expires on October 31, 2012. The lease payments include rent, some utilities and real estate taxes. The future minimum rental commitments under this agreement are $193,342 for the year ended December 31, 2012.

Total rent expense for the year ended December 31, 2011, was $225,926.

The Parent Company has pledged the stock of the Company to serve as collateral on a senior secured credit facility of the Parent Company.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Employee Benefit Plans

The Company has a defined contribution profit sharing plan which covers substantially all full-time employees and provides for discretionary annual contributions based upon a percent of compensation paid. The discretionary contribution expense for the year ended December 31, 2011, was $227,620, which remained payable and is included in employee compensation and benefits payable in the statement of financial condition at December 31, 2011. Contributions made by the Company vest based upon eligible years of service with a 25 percent vesting after one year and 100 percent vesting occurring in the third year.

The Company also has a 401(k) plan which covers substantially all full-time employees. The Company makes matching contributions up to 6 percent of compensation not to exceed a stated maximum. The matching contribution expense for the year ended December 31, 2011, was $283,947, which remained payable and is included in employee compensation and benefits payable in the statement of financial condition at December 31, 2011.

Note 9. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security and can create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received. While the Company has no obligations resulting from short sales at December 31, 2011, the Company did engage in short sales during the year.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

Securities owned may be used as collateral by the clearing broker for amounts owed to such clearing broker.

The clearing and depository operations for the Company's security transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2011, $3,316,032 of money market funds is reflected in the receivables from clearing broker-dealer in the statement of financial condition. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

Note 9. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (Continued)

The Company is engaged in various trading activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company is engaged in brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. The Company's exposure to credit risk associated with nonperformance of the customers in fulfilling their contractual obligations pursuant to futures transactions can be directly affected by the volatile trading markets that may impair the customer's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $2,221,422, which was $1,971,422 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.91 to 1.